Exhibit 99.1

Attunity Signs Multi-Year Deal for over $4 Million with a Global
Company for Strategic Data Lake and Big Data Analytics Initiatives

 Attunity Replicate for Hadoop selected to enable efficient data ingest for customer analytics

BURLINGTON, MA – July 19, 2016 - Attunity Ltd. (NASDAQ: ATTU), a leading provider of Big Data management software solutions, announced today that a global corporation (the "Company") has chosen Attunity Replicate for Hadoop as a strategic technology to enable large-scale data ingest for the Company's corporate data lake and for customer analytics projects.

Through the agreement with the Company, Attunity will generate more than $4 million as license and support fees over a period of 3 years. The agreement includes expansion opportunities for other data sources for additional consideration.

Driven by its customer analytics projects, the Company formulated a new Big Data strategy that required them to move large volumes of business data into a single platform. Given the cost of traditional data platforms and the large volumes of data, the Company decided to build a data lake based on Hadoop. The Company was then challenged to find a method to ingest data from thousands of data sources to the data lake in an efficient and productive manner while minimizing the burden on operations.

After a competitive selection process, the Company chose Attunity Replicate for Hadoop due to its end-to-end automation and zero-footprint architecture. Those innovative capabilities accelerate implementation and eliminate the burden and complexity of installing software on every source system, which is required by competitive solutions. This ultimately results in significant lowering of the "Total Cost of Ownership" and accelerated time to insight.

“Big Data Analytics and Hadoop are changing the landscape of data management as the world’s largest companies build solutions that store and analyze extremely large volumes of data. We believe Attunity is uniquely positioned to align with the critical needs and challenges presented by these large-scale initiatives, leveraging our innovative product suite to support this class of customers and projects,” said Shimon Alon, Chairman and Chief Executive Officer at Attunity. “Being selected by this customer for such a large- scale global enterprise initiative demonstrates our ability to provide competitive and reliable solutions that enable this new class of Big Data management solutions.  We aim to continue to serve as a strategic vendor to large organizations for enterprise-wide deployments, which, in this case, resulted in a lucrative, long-term, multi-million dollar contract.”

About Attunity
Attunity is a leading provider of Big Data management software solutions that enable access, management, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit  http://www.attunity.com or our blog and join our communities on Twitter, Facebook, LinkedIn and YouTube.

Important Note: The announcement of any particular selection or implementation of Attunity products is not necessarily indicative of the timing of recognition of revenue therefrom or the level of revenue for any particular period.

Safe Harbor Statement
This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that we believe Attunity is uniquely positioned to align with the critical needs and challenges presented by large scale initiatives, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, and on our other significant customers; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2016. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Press contacts:
Melissa Kolodziej, Sr. Director of Marketing Communications, Attunity
melissa.kolodziej@attunity.com
 Tel. 603-305-3664